ANUHCO, INC.
                               FIRST QUARTER 1997
                             REPORT TO SHAREHOLDERS

Fueled by the continued strong performance of Crouse Cartage Company ("Crouse"), Anuhco's general commodities motor carrier, and the substantially improved results of Universal Premium Acceptance Corporation ("UPAC") and Agency Premium Resource, Inc. ("APR"), Anuhco's insurance premium finance operations, Anuhco increased net income to $632,000, or $0.10 per share, on record operating revenues of $31.4 million for the first quarter of 1997, compared to net income of $353,000, or $0.05 per share on operating revenues of $25.2 million for the first quarter of 1996.

Crouse earned operating income of $791,000 on record revenues of $29.1 million in the first quarter of 1997, compared to operating income of $499,000 on revenues of $24.3 million for the first quarter 1996. This improvement was the principally the result of a 21% increase in less-than-truckload ("LTL") tons handled. In addition, Crouse achieved a two percent increase in revenue yield on LTL freight through the combination of a general rate increase, negotiated increases in contracted rates and the implementation of fuel surcharges.

UPAC and APR reported operating income of $374,000 on net finance charges, fees and other income earned of $2.2 million, compared to break-even results on net finance charges, fees and other income earned of $0.9 million for APR in the first quarter of 1996. The primary factor causing this increase in net finance charges, fees and other income earned is the inclusion of UPAC's results since its acquisition by Anuhco on March 29, 1996. Also, contributing to the improved profitability was the Company's new securitization agreement and the integrated administrative operations of UPAC and APR. Effective March 1, 1997, all phases of the Company's premium finance business were combined and are now conducted under the UPAC name.

Anuhco continues to maintain a strong balance sheet with cash and investments of $15.1 million, excluding an additional $6.5 million included in net assets of discontinued operations (included in other current assets), and book value per share of $11.80 per share at March 31, 1997. Anuhco acquired 25,000 shares in the first quarter of 1997 under its stock repurchase program. Approximately 225,000 additional shares are authorized to be repurchased under this program.

Effective April 6, 1997, Crouse expanded its LTL service area in Ohio. Through a network of nine company and agency terminals, Crouse now provides daily, direct service to approximately 95% of the Ohio market. This expanded service is expected to positively impact Crouse's existing customer base and attract new customers. The Company plans to continue to expand its service area during the next three years throughout the Midwest market.

The Company's outlook for the remainder of 1997 continues to be positive as we capitalize on the changes we have made in our operations over the last year.


                  /s/ Timothy P. O'Neil         /s/ Roy R. Laborde

                  Timothy P. O'Neil             Roy R. Laborde
                  President                     Chairman


April 25, 1997


 "Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995 The Company's 1997 outlook and all other statements in this report other than historical facts are forward-looking statements that involve risks and uncertainties and are subject to change at any time. The Company derives its forward-looking statements from forecasts which are based upon assumptions about many important factors such as the relationship of demand and capacity in the freight market, the performance of finance and insurance markets, prevailing short-term interest rates, general market conditions and competitive activities. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting the impact of certain factors, which could cause actual results to differ materially from anticipated results. These factors, as and when applicable, are discussed in the Company's filings with the Securities and Exchange Commission, in particular its most recent Form 10-Q.


                                  ANUHCO, INC.
                     UNAUDITED SUMMARY FINANCIAL STATEMENTS
                     (in thousands, except per share data)

                       CONSOLIDATED STATEMENTS OF INCOME
                  First Quarter Ended March 31, 1997 and 1996


                                                  1997              1996

Operating Revenues..........................    $ 31,388          $ 25,216
Operating Expenses..........................      30,453            25,022

Operating Income............................         935               194
Non-Operating Income........................         215               425

Income Before Income Taxes..................       1,150               619
Income Tax Provision........................         518               266

Net Income..................................    $    632          $    353

Net Income Per Share .......................    $   0.10          $   0.05

Average Common Shares Outstanding...........       6,375             7,136





                          CONSOLIDATED BALANCE SHEETS

                                                03/31/97          12/31/96

                     ASSETS

Cash and Short-Term Investments.............    $ 15,110          $ 18,978
Finance Accounts Receivable, net............      15,067            14,554
Freight Accounts Receivable, net............      10,550             9,233
Other Current Assets........................      11,740            10,153

  Total Current Assets......................      52,467            52,918
Operating Property, net.....................      23,402            23,390
Intangible and Other Assets.................      12,325            10,504

                                                $ 88,194          $ 86,812




      LIABILITIES AND SHAREHOLDERS' EQUITY


Total Current Liabilities...................    $ 11,749          $ 11,048
Deferred Income Taxes.......................       1,437             1,203
Shareholders' Equity........................      75,008            74,561

                                                $ 88,194          $ 86,812







         Anuhco, Inc. 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214
                                 (913) 859-0055